U.S. [redacted] OMMISSION
9

05039433

BB 3/21 *

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Pursuant to Se... ...alers
... 1934 and Rule 17a-5
Thereunder

8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 5th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

RECEIVED MAR 01 2005 WASH., D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Gelfand (804)782-3054
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3-22

OATH OR AFFIRMATION

I, Jeffrey Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debits $92,214, credits $980,761)

Name Jeffrey Gelfand
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wachovia Securities, LLC and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, LLC and subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2005

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2004

(In thousands)

Assets		
Cash and cash equivalents	$	110,093
Cash segregated under federal and other regulations		42,000
Securities purchased under agreements to resell		4,728,049
Receivable from brokers, dealers and clearing organizations		1,629,290
Receivable from customers		517,736
Financial instruments owned, at fair value		591,277
Property, equipment and leasehold improvements, net		202,970
Receivable from affiliates		126,729
Loans and notes receivable from financial advisors, net		439,682
Investments in deferred compensation plans		132,846
Goodwill and other intangible assets		1,036,211
Other assets		160,872
Total assets	$	9,717,755
Liabilities and Member's Equity		
Drafts payable	$	60,830
Securities sold under agreements to repurchase		4,472,215
Payable to brokers, dealers and clearing organizations		1,246,396
Payable to customers		225,101
Financial instruments sold, not yet purchased, at fair value		243,022
Payable to affiliates		89,391
Accrued compensation and benefits		305,586
Deferred compensation plans		281,247
Accrued expenses and other liabilities		349,212
Total liabilities		7,273,000
Subordinated borrowings		417,000
Member's equity		2,027,755
Commitments and contingent liabilities		
Total liabilities and member's equity	$	9,717,755

See accompanying notes to the consolidated statement of financial condition.

(1) Organization and Basis of Presentation

Wachovia Securities, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a 62%-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are the Company (including its primary subsidiary Wexford Clearing Services, LLC), First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC.

The Consolidated Statement of Financial Condition includes the accounts of Wachovia Securities, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's business activities include securities and commodities brokerage, investment advisory and asset management services.

The Company clears its legacy Wachovia retail brokerage transactions through FCLLC on a fully-disclosed basis. The Company self cleared its legacy Prudential retail brokerage transactions through September 7, 2004. Subsequent to September 7, 2004, the Company cleared substantially all legacy Prudential retail brokerage transactions through FCLLC on a fully-disclosed basis.

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis.

Asset management and service fees are recognized when services are rendered by the Company.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices of related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statement of Financial Condition.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase and reverse repurchase agreements of United States Government and agency securities, mortgage backed securities and corporate bonds. The Company offsets securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the original term of the lease.

Goodwill and Other Intangible Assets

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment.

The Company's most recent impairment evaluations as of April 1, 2004 indicated that none of the Company's goodwill was impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that reflects the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Fair Value

Cash and cash equivalents, cash segregated under federal and other regulations, financial instruments owned, and financial instruments sold, not yet purchased are carried at fair value.

Securities purchased under agreements to resell, receivable from brokers, dealers, and clearing organizations, receivable from customers, receivables from affiliates, loans and notes receivable from financial advisors, investments in deferred compensation plans, drafts payable, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers, payable to affiliates, subordinated borrowings are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purpose. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued income, dividends and interest receivable. Accrued expenses and other liabilities consist primarily of trade payables and liabilities associated with the finalization of the purchase price allocation related to the contribution of Prudential's retail brokerage business. See also note 10.

(In thousands, except where noted)

(3) Collateral

The Company accepts collateral that can be sold or re-pledged. At December 31, 2004, the fair value of this collateral was approximately $6,684,000. The source of this collateral is primarily securities in customer accounts, reverse repurchase agreements and securities borrowed transactions. The fair value of collateral which had been sold or re-pledged at December 31, 2004 was approximately $5,631,000.

(4) Cash Segregated Under Federal and Other Regulations

The Company and one of its subsidiaries are subject to the SEC's customer protection rule (Rule 15c3-3), which requires a periodic computation of the customer protection reserve requirement, as defined. Cash of $28,000 related to this subsidiary has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3.

The Company and one of its subsidiaries are also required to periodically compute reserve computations for the proprietary accounts of introducing broker-dealers (PAIB) in accordance with Rule 15c3-3. At December 31, 2004, the subsidiary had a PAIB reserve requirement and amounts held on deposit in the reserve bank account of approximately $3,657 and $14,000, respectively.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2004:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	53,902
Deposits paid for securities borrowed		1,280,773
Other		294,615
	$	1,629,290
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	58,931
Deposits received for securities loaned		1,159,182
Other		28,283
	$	1,246,396

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions.

(In thousands, except where noted)

The Company has established an allowance for doubtful accounts to offset unsecured customer balances receivable. Receivable from customers of $517,736 is reported net of the allowance for doubtful accounts of $13,988 at December 31, 2004.

(7) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisors gross production or on a fixed repayment schedule. The Company has established an allowance for doubtful accounts to offset amounts not collected from financial advisors. Loans and notes receivable from financial advisors of $439,682 are reported net of the allowance for doubtful accounts of $50,922 at December 31, 2004.

(8) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2004, financial instruments owned and financial instruments sold, not yet purchased consist of the following, at fair value:

	Financial instruments owned	Financial instruments sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 10,882	$ 16,427
U.S. Government and agency obligations	162,413	188,291
State and municipal government obligations	114,145	5,526
Corporate obligations	61,958	19,813
Equity securities	197,378	12,775
Other	44,501	190
Total	$ 591,277	$ 243,022

(9) Property, Equipment and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2004:

Property and leasehold improvements	$ 267,688
Communications and computer equipment	218,802
Furniture and equipment	118,261
	604,751
Less accumulated depreciation and amortization	401,781
Total	$ 202,970

(In thousands, except where noted)

(10) Goodwill and Other Intangible Assets

The contribution of Prudential's retail brokerage business to the Company was accounted for under the purchase method of accounting by WSFH and the Company in 2003. The allocation of the purchase price in 2003 was based on preliminary fair values for assets and liabilities contributed from the Prudential retail brokerage business. During 2004, the allocation of the purchase price was finalized. Associated with finalization of the purchase price allocation for the contributed assets and liabilities, the Company recorded purchase accounting adjustments in member's equity totaling $230,054 related to certain lease agreements for which WSFH is the primary obligor. Additionally, the Company recorded purchase accounting adjustments totaling $236,767 in accrued expenses and other liabilities related to property, equipment and leasehold improvements, personnel and employee terminations, contractual agreements and the Company's obligation for certain lease agreements.

The following table presents the gross carrying amount and accumulated amortization for the Company's customer relationship intangible subject to amortization at December 31, 2004:

	Gross carrying amount	Accumulated amortization
Customer relationship intangible	$ 150,979	$ (19,315)

(11) Drafts Payable

Drafts payable consist of non-interest bearing outstanding bank drafts.

(12) Short term borrowings

At December 31, 2004, the Company had available $1,405,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions and $1,000,000 in uncommitted secured line of credit with an affiliated financial institution. The above lines of credits are also available to FCLLC, an affiliated company. At December 31, 2004, the Company had no balance outstanding on the above lines of credit, and FCLLC had $400,000 balance outstanding on the unaffiliated lines of credit.

Interest rates on loans with financial institutions during the year ended December 31, 2004 ranged from 1.07% to 2.50%. At December 31, 2004, the Company has no outstanding loans with financial institutions.

(13) Subordinated Borrowings

At December 31, 2004, the Company was indebted to The Prudential Insurance Company of America (a subsidiary of Prudential) for a $417,000 subordinated note due June 30, 2013. The note carries an interest rate that varies based on the London Interbank Offering Rate. At December 31,

(In thousands, except where noted)

2004, the interest rate was 3.06%. Interest on the principal balance of this note is paid quarterly in accordance with the subordinated loan agreement.

The Company also has a $300,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than September 30, 2005. At December 31, 2004, there were no outstanding borrowings related to this line.

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(14) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $222,060 which was 72.11% of aggregate debit balances and $215,478 in excess of required net capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

The Consolidated Statement of Financial Condition as of December 31, 2004, reflects approximately $179,570 of assets and liabilities, attributable to subsidiaries, the elimination of intercompany balances and the netting of certain securities purchased under agreements to resell with securities sold under agreements to repurchase which are not reflected in the unaudited statement of financial condition contained in Part II of Form X-17A-5 which is prepared on an unconsolidated basis.

(15) Retirement and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in the matching savings plan of Wachovia. This plan permits eligible employees to contribute up to 30% of eligible contributions, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matching savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place at December 31, 2004

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and its subsidiaries and their beneficiaries and dependents.

(In thousands, except where noted)

The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the Financial Accounting Standards Board (FASB) issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which provides guidance on accounting for the impact of the Act. Wachovia adopted the provisions of FSP 106-2 in the second quarter of 2004. The adoption of FSP 106-2 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Deferred Compensation Plans

The Company maintains an unfunded deferred award plan under which certain legacy Prudential employees were granted awards payable, subject to certain contingencies, in equivalent shares of a stock index fund at the end of a defined period, three to eight years from the initial award. This plan is not open to new participants. At December 31, 2004, the liability associated with this plan amounted to $41,316 and is included in deferred compensation plans in the Consolidated Statement of Financial Condition.

Wachovia, on behalf of the Company, maintains an unfunded deferred compensation plan in which a select group of management or highly compensated employees are participants, as defined. This plan permits the participant to defer a minimum of salary or incentive awards of the greater of $10 or 10% of salary and a maximum of 75% of salary and 90% of any incentive awards. At December 31, 2004, the liability associated with this plan and other individually immaterial plans which operate in a similar manner was $52,251 and is included in deferred compensation plans in the Consolidated Statement of Financial Condition.

The Company also maintains funded deferred compensation and award plans in which legacy Prudential financial advisors and certain other employees are participants. Subject to certain contingencies, these awards are payable in shares of a stock index fund and/or Prudential common stock at the end of a defined three to eight year period. The cost related to the respective plan is amortized over the applicable vesting period. At December 31, 2004, the deferred asset associated with these programs amounted to $132,846 and is included in investment in deferred compensation plans in the Consolidated Statement of Financial Condition. During 2004, this program ceased accepting new participants and was replaced by the following plans.

During 2004, the Company instituted an unfunded deferred compensation and award plan in which eligible legacy Prudential and Wachovia financial advisors are participants. This plan permits the

(In thousands, except where noted)

participant to defer 5% to 85% of eligible incentive earnings, as defined. Subject to certain contingencies, the Company can match up to 25% of the participant's eligible incentive earnings. All unmatched deferrals vest immediately and matched deferrals vest on January 31, 2008. All matched contributions made by the Company vest on January 31, 2010. At December 31, 2004, the liability associated with this plan amounted to $127,180 and is included in deferred compensation plans in the Consolidated Statement of Financial Condition.

Also during 2004, the Company instituted an unfunded deferred compensation and award plan in which eligible legacy Prudential financial advisors are participants. This plan permits the participant to defer 5% to 25% of eligible incentive earnings, as defined. Subject to certain contingencies, the Company can match from 33 1/3% to 200% of the participant's deferred incentive earnings. All deferred incentive earnings vest on January 31, 2008 and all matched contributions made by the Company vest on January 31, 2010. At December 31, 2004, the liability associated with this plan amounted to $32,066 and is included in deferred compensation plans in the Consolidated Statement of Financial Condition.

The Company provides other deferred compensation plans, which are individually not material, to financial advisors and its employees. The liability associated with these plans totaled $28,434 at December 31, 2004 and is included in deferred compensation plans in the Consolidated Statement of Financial Condition.

The Company and Wachovia, on the Company's behalf, hedge exposure to certain deferred compensation liabilities for plans offered to financial advisors by purchasing financial instruments on the open market that materially match the balances held by a custodian on behalf of the plan participants. At December 31, 2004, the fair market value of the securities hedged by the Company was $192,732 included in financial instruments owned, and the fair market value of securities hedged by an affiliated company was $40,850 and included in receivable from affiliates in the Consolidated Statement of Financial Condition.

(16) Transactions with Affiliated Parties

Securities Purchased Under Agreement to Resell

The Company enters into securities purchased under agreements to resell transactions with an affiliate of Wachovia which are due on demand. At December 31, 2004, the asset associated with these agreements totaled $101,240.

Service Agreements

The Company has entered into service agreements with Wachovia and Prudential under which the Company receives certain technology and systems, operations, product support and administrative support services. At December 31, 2004, included in accrued expenses and other liabilities is approximately $27,000 associated with this equity research contract.

The Company has also entered into service agreements with Prudential for a limited time during the merger integration period to provide certain technology, operations, clearing and administrative services. Amounts due under these agreements are included in the receivable from affiliates caption in the accompanying Consolidated Statement of Financial Condition.

The Company entered into service agreements with Wachovia and its affiliates to receive general and administration services.

The Company sources consultants and temporary employees through an agency that is a subsidiary of Wachovia.

Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear its retail securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its retail clearing service fees. At December 31, 2004, the Company had revenues and related balances of $87,023 due from FCLLC which is included in receivable from broker, dealers and clearing organization.

Money Market Fees

The Company earned fees from Prudential for the year ended December 31, 2004 for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has an arrangement with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

The Company has an arrangement with Wachovia Bank, N.A. under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

Referral fees

Under agreements with Wachovia and its affiliates, fees were received as referral fees for customers introduced by the Company to Wachovia Bank, N.A. branch locations.

Other

The Company had cash on deposit with Wachovia affiliates of $28,018 at December 31, 2004.

The Company has a demand note receivable from a subsidiary of Wachovia totaling approximately $48,054 which is included in receivable from affiliates in the accompany Consolidated Statement of Financial Condition.

(In thousands, except where noted)

At December 31, 2004, the Company has amounts receivable from Wachovia and its affiliates totaling approximately $6,710 and amounts payable to Prudential of $20,772.

In addition, the Company has a payable balance with WSFH of $44,038 at December 31, 2004. During 2004, the Company declared and paid $663,367 in dividends to WSFH.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(17) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	WSLLC	Wexford	Other Subsidiaries	Eliminations/ Other	Total
Total assets	$ 9,510,553	$ 697,398	$ 23,991	$ (514,187)	$ 9,717,755
Member's equity	2,027,755	163,443	17,598	(181,041)	2,027,755

(18) Financial Instruments

In the normal course of business, the Company settles and finances customer securities transactions. Customer securities transactions are enacted on a cash or margin basis. Customer securities transactions enacted on a margin basis expose the Company to credit risk. Credit risk is the possibility that customers or counterparties may fail to perform according to the terms of the contract.

The Company controls credit risk, arising from margin transactions and transactions in certain financial instruments including derivative instruments and commitments, through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's credit worthiness on a case by case basis.

If collateral from other broker-dealers and other counterparties is deemed necessary to reduce credit risk associated with the Company's securities and financing transactions, the amount and nature of the collateral obtained is based on management's credit evaluation of the counterparty. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2004.

The Company is a party to derivative instruments and commitments in the normal course of business to meet the needs of its customers, conduct trading activities, and manage market risk. Market risk is the possibility that the Company incurs a loss resulting from a securities or derivative transaction due to a change in market conditions.

(In thousands, except where noted)

The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Derivative instruments include forward commitments to purchase and sell securities and securities purchased and sold on a when issued basis (when issued securities). These instruments and commitments involve, to varying degrees, elements of credit and market risk.

(19) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2017. Minimum future rental payments required under such leases and minimum future sublease income to be received, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2004 are as follows:

	Operating leases	Non-cancelable subleases
Years ending December 31:		
2005	$ 88,268	$ 1,044
2006	80,870	934
2007	68,530	780
2008	55,174	690
2009	44,105	617
Thereafter	85,428	3,202

Minimum future rental commitments do not include operating leases entered into by Wachovia for which the Company shares rent expense.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as defendants in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition at December 31, 2004, related to these indemnifications.

The Company introduces substantially all of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2004, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

Consolidated Statement of Financial Condition

WACHOVIA SECURITIES

WACHOVIA SECURITIES, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2004

(With Independent Auditors' Report Thereon)